News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold and NANA Sign Cooperative and Long-Term Agreement

Creating a Major District for Poly-Metallic Exploration and Development at Ambler

October 20, 2011 - Vancouver, British Columbia - NovaGold Resources Inc.  (“NovaGold”) (NYSE-AMEX, TSX: NG) and NANA Regional Corporation, Inc. (“NANA”), an Alaska Native Corporation headquartered in Kotzebue, Alaska, have entered into a progressive agreement (the “Exploration Agreement and Option to Lease” or “Agreement”) founded on the cooperative development of their respective resource interests in the Ambler mining district of Northwest Alaska. The Agreement consolidates NovaGold’s and NANA’s land holdings into approximately 180,000-hectare land package and provides a framework for the exploration and development of this high-grade and prospective poly-metallic belt. The Agreement is underlain by a mutual commitment to sustainable development.

N
Development Agreement Area of Interest
Horse Creek
Snow
Sunshine
Shungnak
NovaGold's Ambler Claim Group
Tom Tom
Nora
Arctic
BT
Ambler River
Ambler
Bornite
Pardner Hill
Aurora
NANA's Bornite & ANSCA Lands
Kobuk
Shungnak
Kobuk River
General Land Status
Federal
NANA - Selected or Conveyed
Private - Other
State
Prospect
Major Deposit
0 5 10 20 30
Kilometers

Figure 1: Map showing NANA and NovaGold lands and Area of Mutual Interest

Highlights of the Agreement, which considers exploration as well as possible development, operations and closure, include:

  An Oversight Committee with equal representation to regularly review plans and activities on the project;

  The option for NANA to participate as a joint- venture partner or receive a net proceeds royalty upon establishment of any mining operation;

  Commitment on behalf of NovaGold to promote employment for NANA shareholders by fulfilling shareholder hiring and contracting preferences;

  Rights for NovaGold to lease lands for mining operations;

  Payments and net smelter return royalties to NANA for mineral rights and surface use for mine-related infrastructure and facilities;

  A scholarship fund to promote education for youth in the region;

  A Sustainability Committee to protect subsistence and the Iñupiaq way of life; and,

  An area of interest within which land acquired by either party will form part of the Agreement.

“NovaGold has worked closely with NANA since initiating work on the project in 2004,” said Rick Van Nieuwenhuyse, NovaGold president and CEO. “This Agreement ratifies the cooperation that has been and will be essential to the successful development of these significant mineral deposits. Notably, both parties are contributing resources to create the opportunity to take a consolidated and cost-effective approach to exploring and developing one of the richest and most-prospective copper districts in one of the safest geopolitical jurisdictions in the world.”

NovaGold Resources Inc.

The Ambler district hosts world-class volcanogenic massive sulfide (“VMS”) deposits that contain copper, zinc, lead, gold and silver over a 110-kilometer mineralized belt. The Arctic deposit is located within the Ambler district, part of NovaGold’s state and patented mining claims. A Preliminary Economic Assessment (“PEA”)1, produced in May 2011, determined that the Arctic deposit contains indicated mineral resources of 17 million tonnes grading 4.1% copper and 6.0% zinc plus lead, gold and silver and inferred mineral resources of 12 million tonnes grading 3.5% copper and 4.9% zinc plus lead, gold and silver. At a copper equivalent grade of 8.3% 2,3, the Arctic deposit is regarded to be one of the highest-grade undeveloped VMS deposits in the world. Based on the PEA, its Net Present Value (“NPV”), at an 8% discount rate, was determined to be US$718 million and US$505 million on a pre-tax and after-tax basis, respectively. Based on the metal prices recorded at the time of the PEA, the corresponding pre-tax and post-tax NPVs were US$2.2 billion and US$1.6 billion, respectively.3 These values are particularly encouraging considering that the Arctic deposit is only one of multiple targets identified on the unified property (please see Figure 1). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

NANA, a Regional Alaska Native corporation formed in 1971 under Alaska Native Claims Settlement Act (ANCSA), owns patented mining claims at neighboring Bornite (also known as Ruby Creek) property, as well as a large track of land in the surrounding area deeded to NANA through ANCSA. Bornite has been subject to significant historic exploration work including the development of an exploration shaft. NovaGold completed 5,900 meters of exploration drilling on Bornite this summer and anticipates completing a mineral resource estimate for Bornite in the first half of 2012.

“This is an area where there has been a great deal of interest for a long time,” said Marie N. Greene, NANA Regional Corp. president and CEO. “This partnership has the potential to benefit NANA shareholders for generations to come.”

NovaGold will have invested approximately $10 million in exploration and development of the district in 2011. In addition to the 5,900 meters of Bornite drilling referenced earlier, geotechnical and infill drilling totaling 1,200 meters was completed at Arctic. Additionally, a new 40-person camp was established near Bornite, improving exploration efficiency and reducing helicopter support. Additional engineering and metallurgical work on Arctic is ongoing to support further economic studies and to evaluate overall district development scenarios.

Surface access to the Ambler district is an important requirement for the project. The State of Alaska is consulting with local villages and discussing with NovaGold and other stakeholders on a strategy for infrastructure development in the Upper Kobuk region.

The technical information contained in this press release was reviewed by Kevin Francis, SME Registered Member, VP Resources for NovaGold and a Qualified Person as defined by NI 43-101.

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 1 NovaGold filed a Preliminary Economic Assessment for Ambler Project on May 10, 2011. It is available for download on NovaGold's website at www.novagold.net, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
2 Copper equivalent calculation reflects gross metal content and has not been adjusted for metallurgical recoveries.
3 Base Case metal prices US$2.50/lb copper, US$1.05/lb zinc, US$1.00/lb lead, US$1,100/oz gold and US$20/oz silver.
Current Case metal prices used in May 2011 press release US$4.31/lb copper,US$1.20/lb zinc, US$1.20/lb lead, US$1,425/oz gold and US$36/oz silver.

NovaGold Resources Inc.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Gold and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold and copper with one of the largest reserve/resource bases of any junior or mid-tier gold exploration company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact
Neil MacRae
Director, Investor Relations
neil.macrae@novagold.net

604-669-6227 or 1-866-669-6227

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of applicable securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with NANA for the continued exploration and development of the Ambler, Bornite and ANCSA lands; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in the capital and operating costs estimated in the preliminary economic assessment; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

NovaGold Resources Inc.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NovaGold Resources Inc.